INFORMATION CIRCULAR

of

RESPONSE BIOMEDICAL CORP.

8081 Lougheed Highway, Burnaby, B.C. V5A 1W9
Telephone (604) 681-4101
Facsimile (604) 412-9830

Dated as of May 3, 2005

for the

ANNUAL AND SPECIAL GENERAL MEETING

to be held on June 21, 2005

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of RESPONSE BIOMEDICAL CORP. (the "Company") to be used at the annual and special general meeting (the "Meeting") of shareholders of the Company to be held in the Stanley Room at the Hyatt Regency Vancouver, 655 Burrard St., Vancouver, British Columbia at 2:00 p.m. (Vancouver time) on June 21, 2005, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual and Special General Meeting ("Notice of Meeting"). While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Proxy are directors of the Company. A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of Proxy, and may do so either by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another suitable form of Proxy.

A Proxy will not be valid unless the completed, signed and dated form of Proxy is delivered to the offices of Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax:1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the scheduled commencement of the Meeting.

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by the shareholder or by his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered either to the offices of Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax:1-866-249-7775, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

EXERCISE OF DISCRETION

The shares represented by any Proxy in favour of the management nominees will, if the instructions contained in the Proxy are certain, be voted on any poll in accordance with the specifications made by the shareholder in the Proxy.

In the absence of such direction, it is intended that such shares will be voted for the approval of the items set out in the Proxy. Further, it is intended that such shares will be voted in favour of each of the nominees for election as directors set out therein. The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of mailing or other publication of this Information Circular, the management of the Company knew of no such amendments, variations, or other matters to come before this Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of 100,000,000 common shares without par value, of which 67,691,472 are issued and outstanding as of the record date for the Meeting: April 22, 2005. All registered shareholders as of April 22, 2005 will be entitled to vote at the Meeting. On a show of hands, each shareholder present in person shall have one vote, and on a poll, each shareholder present in person or by Proxy shall have one vote for every share he holds.

In order to have a quorum for the Meeting, at least one shareholder must be present at the Meeting in person or by Proxy holding not less than 5% of the issued shares entitled to vote.

To the best of the knowledge of the directors and senior officers of the Company, only the following shareholder beneficially owns, directly or indirectly, or exercises control or direction over, shares of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company as at April 22, 2005:

Name of Shareholder	Number of Securities	Percentage
Menderes Holding AG (1)	6,983,611 Common Shares (2)	10.3%
(1)	Menderes Holding AG is a company wholly-owned by Hans Moppert.
(2)	2,450,000 of these Common Shares are held by Hans Moppert directly.

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, issuers (including the directors and officers of the Company) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers, however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of the Instrument. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of the Instrument.

This year, the Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our Transfer Agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc as the case might be) ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide the tabulation to the Company in advance of the Meeting with respect to the shares represented by the VIFs they receive.

SETTING THE NUMBER OF DIRECTORS

The shareholders of the Company will be asked to vote for setting the number of directors of the Company at six by passing the resolution set out on Schedule “A”.

ELECTION OF DIRECTORS

The size of the Company's board of directors is currently determined at six. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual and special general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the city in which each is ordinarily resident, all offices of the Company now held by each of them, the period of time for which each has been a director of the Company, the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, and their principal occupations as of April 22, 2005.

Name, Place of Residence and Office(1)	Period Served as Director	Number of Shares Owned (2)	Principal Occupation for Past Five Years(1)
William J. Radvak North Vancouver, BC, Canada Director, President and Chief Executive Officer	Since April 22, 1985	705,011(3)	President of the Company from January 1992 to June 1996. President and COO of the Company from July 1998 to February 2000. President and CEO of Advanced Interactive Inc. from March 2000 to June 2000. President and CEO of the Company from January 2001 to present.
Brian G. Richards North Vancouver, BC, Canada Director, Chief Operating Officer, Secretary	Since March 12, 1987	806,926	Executive Vice President of the Company from February 1994 to January 2005. Chief Operating Officer from January 2005 to present. Principal of Dynamin Engineering Limited from 1987 to present.
Sidney Braginsky Dix Hills, New York, USA Director	Since November 4, 2004	Nil	President, Olympus America Inc. October 1994 to December 1999. Principal of Digilab LLC., 68 Mazzeo Drive, Randolph, MA.02368 from 1971 to present.
Dominque E. Merz Laguna Beach, California, USA Director	Since January 14, 2002	596,821	Principal of Diligens Officium LLC, of Newport Beach, Calif. from April 2001 to present. Principal of Dr. Merz Consulting from January 1992 to September 1997.
Stan Yakatan Hermosa Beach, California, USA Director	Since February 4, 2004	Nil	Chairman and Managing Partner of Katan Associates International, of Manhattan Beach, California from June 1993 to present.
David Turner Vancouver, BC, Canada Nominee Director	N/A	Nil	Chairman of Zuellig Nutritional Group from September 2004 to present. Executive Chairman and CEO of Zuellig Group North America and Zeullig Botanicals Inc. from April 2003 to present. CEO of BIRC Corporation of Vancouver, Canada from February 2002 to April 2003. Regional Manager Zuellig Pharma Inc. (Hong Kong) from April 1998 to November 2001.
(1)	The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as of April 22, 2005.

(3)	Includes Mr. Radvak’s prorated portion (54,107 shares) of 216,428 shares held by Westcorp Management Inc., a private company of which Mr. Radvak is a 25% shareholder.

The members of the Company’s compensation committee are Stephen Holmes, Dominique Merz, and William Radvak. The members of the Company's audit committee are Dominique Merz, Stephen Holmes and Brian Richards.

No proposed director is to be elected pursuant to any arrangement or understanding between the nominee and any other person. Voting securities carrying ten percent of the voting rights attached to any class of voting securities of the Company or of a subsidiary of the Company are not beneficially owned, directly or indirectly, or controlled or directed by any director of the Company and his or her associates and affiliates.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid by the Company to the following persons (the "Named Executive Officers"):

(a)	the Company's CEO;
(b)	the Company’s CFO;
(c)
each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

As at December 31, 2004, the end of the most recently completed financial year of the Company, the Company had four Named Executive Officers: William J. Radvak, President and Chief Executive Officer, Brian G. Richards, Chief Operating Officer, Robert G. Pilz, Vice President, Finance and Chief Financial Officer, and John Meekison, Former Chief Financial Officer.

Summary of Compensation

The following table is a summary of compensation paid or payable to the Named Executive Officers for each of the Company's three most recently completed financial years:

		Annual Compensation			Long-term Compensation
Name and Principal Position	Years Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)
William J. Radvak President and Chief Executive Officer	2004 2003 2002	125,000 125,000 138,108	Nil Nil 285	Nil Nil Nil	250,000 Nil 240,000	Nil 1,434 Nil
Robert G. Pilz Vice President, Finance and Chief Financial Officer	2004 2003 2002	20,833 Nil 126,583	Nil Nil Nil	Nil Nil Nil	250,000 Nil 91,000	Nil Nil Nil
Brian G. Richards Chief Operating Officer (1)	2004 2003 2002	115,625 100,000 114,583	Nil Nil 1,959	Nil Nil Nil	427,500 Nil 192,500	Nil 934 Nil
John Meekison Former Chief Financial Officer (2)	2004 2003 2002	39,641 81,256 Nil	Nil Nil Nil	Nil Nil Nil	Nil 250,000 Nil	Nil Nil Nil

(1)	On January 14, 2005, Brian G. Richards was promoted from Executive Vice President to Chief Operating Officer.
(2)
Effective February 15, 2004, John Meekison left his position as full time Chief Financial Officer of the Company. The Company continued to retain Mr. Meekison in a financial consulting capacity on an as-needed basis until mid-August 2004. Brian G. Richards was appointed Chief Financial Officer effective May 7, 2004 until November 1, 2004 when Robert G. Pilz was appointed Vice President, Finance and Chief Financial Officer.

Long-Term Incentive Plans

The Company has no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, stock appreciation rights or restricted share compensation.

Options Granted During the Most Recently Completed Financial Year

The following table sets out incentive stock options granted during the most recently completed financial year to Named Executive Officers:

Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
William J. Radvak	150,000 100,000	4.6% 3.0%	0.72 0.80	0.67 0.80	February 10, 2009 March 11, 2009
Robert G. Pilz	250,000	7.6%	0.80	0.80	November 1, 2009
Brian G. Richards	340,000 87,500	10.4% 2.7%	0.72 0.80	0.67 0.80	February 10, 2009 March 11, 2009
John Meekison	Nil	Nil	n/a	n/a	n/a

(1)	The Market Value is calculated as the closing market price of the Company's shares on the TSX Venture Exchange on the grant date for each option.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed financial year as well as the financial year-end value of stock options held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End Exercisable / Unexercisable ($)(1)
William J. Radvak	Nil	Nil	1,165,000 / 125,000	387,700 / 4,500
Robert G. Pilz	70,000	36,450	62,500 / 187,500	Nil / Nil
Brian G. Richards	140,000	Nil	816,250 / 213,750	242,725 / 10,200
John Meekison	250,000	66,500	Nil / Nil	Nil / Nil
(1)
In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year-end exceeds the option exercise price. The Value is calculated as the closing market price of the Company's shares as at December 31, 2004 (i.e. financial year end) on the TSX Venture Exchange, which was $0.78, less the exercise price for each option.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Compensation Committee of the Board of Directors reviews each employment agreement with the Named Executive Officers annually. As at the date of the Information Circular, all the Named Executive Officers serving at the end of the most recently completed financial year have entered into employment agreements with the Company. The following is a summary of those agreements:

Employment Agreement – William Radvak
Effective May 1, 2003, we entered into a two-year employment agreement with William Radvak pursuant to which he agreed to provide his services to the Company in the capacity of President & Chief Executive Officer. The term of the agreement was extended to December 31, 2005 pursuant to an amending agreement dated effective April 30, 2005. Under the agreement, Mr. Radvak is paid an annual salary of $125,000 and is able to participate in the Company’s stock option plan, participate in the Company’s employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 25% of his annual salary. In the event the Company secures sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $150,000 retroactive to January 1, 2003. The agreement further provides for a severance payment equal to one year’s salary plus 15% for loss of benefits in the event Mr. Radvak’s employment is terminated by the Company in breach of the agreement. In the situation where termination of Mr. Radvak is as a result of a change of control of the Company through an unsolicited takeover bid, the severance payment is increased to two years' salary plus 15% for loss of benefits. In a letter dated November 1, 2003, Mr. Radvak agreed to defer 50% of his salary until November 16, 2003 and thereafter defer 100% of his salary until such date as mutually agreed between Mr. Radvak and our Company. Mr. Radvak returned to a salary of $125,000 on July 16, 2004. To date all deferrals have been paid, but no retroactive payments triggered by the funding requirement have been made.

Employment Agreement – Brian Richards
Effective May 1, 2003, we entered into a two-year employment agreement with Brian Richards pursuant to which he agreed to provide his services to the Company in the capacity of Executive Vice President. The term of the agreement was extended to December 31, 2005 pursuant to an amending agreement dated effective April 30, 2005. Under the agreement, Mr. Richards is paid an annual salary of $100,000 and is able to participate in the Company’s stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual salary. In the event the Company secures sufficient funding to reach positive net cash flow, the agreement provides for the annual salary to be increased to $125,000 retroactive to January 1, 2003. The agreement further provides for a severance payment equal to one year’s salary plus 15% for loss of benefits in the event Mr. Richards’ employment is terminated by the Company in breach of the agreement. In the situation where termination of Mr. Richards is as a result of a change of control of the Company through an unsolicited takeover bid, the severance payment is increased to two years' salary plus 15% for loss of benefits. In a letter dated November 21, 2003, Mr. Richards agreed to defer 50% of his salary as of November 21, 2003, until such date as mutually agreed between Mr. Richards and the Company. Mr. Richards returned to full salary of $125,000 on May 16, 2004. To date all deferrals have been paid, but no retroactive payments triggered by the funding requirement have been made.

Employment Agreement – Robert G. Pilz
Effective November 1, 2004, we entered into a two-year employment agreement with Mr. Pilz pursuant to which he agreed to provide his services to the Company in the capacity of Vice President, Finance and Chief Financial Officer. Under the agreement, Mr. Pilz is paid an annual salary of $125,000 and is able to participate in the Company’s stock option plan, participate in our employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual salary. The agreement further provides for a severance payment equal to 6 months salary in the event that Mr. Pilz’s employment is terminated by the Company in breach of the agreement.. In the situation where termination of Mr. Pilz is as a result of a change of control of the Company through an unsolicited takeover bid, the severance payment is increased to one year’s salary.

Compensation of Directors

The Company compensates Mr. Stephen Holmes in the amount of $1,000 per month as the Chairman of the Board of Directors and Chairman of the Compensation Committee, but has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services in their capacity as directors, except for the granting from time to time of incentive stock options.

The following table sets out incentive stock options granted during the most recently completed financial year to directors who are not also Named Executive Officers:

Securities Under Options Granted (#)	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
150,000	0.50	0.435	January 30, 2007
475,000	0.72	0.67	February 10, 2007
50,000	0.80	0.80	March 11, 2007
(1)	The Market Value is calculated as the closing market price of the Company's shares on the TSX Venture Exchange on the grant date for each option.

During the year the Company paid a director, Mr. Dominique Merz, $15,522 for services rendered relating to a private placement, and paid another director, Mr. Stephen Holmes $5,000 for services rendered relating to a private placement.

During the most recently completed financial year, the Company paid a monthly retainer of US$5,000 to Katan Associates International (“KAI”) for financial advisory services. Mr. Stan Yakatan, a director of the Company since February 2004, is the Chairman and Managing Partner of KAI.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the year ended December 31, 2004, the number of securities authorized for issuance under the Company’s stock option plan which was approved by the shareholders of the Corporation on June 21, 1996:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	11,500,000(1)	$0.60	1,407,963
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	11,500,000	$0.60	1,407,963

(1)	This figure represents the total number of options available under the Plan.
(2)
As at December 31, 2004, 7,641,500 options were outstanding with 1,407,963 shares remaining available for future issuance under the Plan, the difference from the total available under the Plan attributable to options exercised.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the financial year ended December 31, 2003, the Company arranged loans with four directors and senior officers, payable on demand and bearing interest at 9%. Prior to the end of 2003, one of the loans was repaid in full and the other three loans were repaid in part. The balances outstanding at December 31, 2003 were:

Lender Name	Relationship To Company	Loan Amount (CND$)	Interest Paid in 2004 (CDN$)	Shares Issued (#)
Brian G. Richards	Director, Executive Vice-President	47,000	3,416	Nil
Dominique Merz	Director	60,756	2,090	Nil
William J. Radvak	Director, President and Chief Executive Officer	70,000	5,073	Nil

All loans were repaid in full in the financial year ended December 31, 2004.

During the financial year ended December 31, 2004, a shareholder of the Company guaranteed a revolving demand loan credit facility with a Canadian chartered bank. In consideration for providing the loan guarantees, the Company issued non-transferable share purchase warrants to the guarantor which expire on the same date as the guarantee. At December 31, 2004 the following guarantee is in effect:

Guarantor	Relationship to Company	Loan Guarantee US$	Expiry	Warrants Issued	Exercise Price	Warrant Expiry
Stiftung zur Foerderung der Lebensqualitaet, Basel	Shareholder	US$1,000,000	December 31, 2005	449,250	$0.80	December 31, 2005

During the financial year ended December 31, 2003, the Company entered into an agreement with Katan Associates International (“KAI”). Mr. Stan Yakatan is the Chairman and Managing Partner of KAI as well as a director of the Company. Under the terms of the agreement, the Company has agreed to pay KAI a success fee equal to 5% of the gross proceeds provided by each investor introduced by KAI. In the event the Company enters into a partnering transaction with a prospective partner introduced by KAI and pre-qualified by the Company, and where licensing fees are paid to the Company by the partner, then the Company has agreed to pay KAI a success fee of 5% of the licensing fee. The agreement expires on June 30, 2005 and may be terminated by either party upon 30 days' written notice.

Except as noted above, none of the insiders of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such insider or proposed nominee, has any direct or indirect material interest in any transaction since the commencement of the Company's last financial year or in any proposed transaction which materially affected or would materially affect the Company or any of its affiliates, other than as disclosed herein.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director, senior officer, nominee for election as a director, or associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, senior officer, nominee for election as a director or associate or affiliate of any such director, senior officer or proposed nominee, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

APPOINTMENT AND REMUNERATION OF AUDITOR

The current auditors of the Company are Ernst & Young LLP, Chartered Accountants who were first appointed on June 14, 1995. The shareholders of the Company will be asked to vote in favour of re-appointing Ernst & Young LLP, Chartered Accountants as the auditors of the Company until the next annual and special general meeting of the Company and authorizing the directors of the Company to fix the remuneration payable to the auditors.

AUDIT COMMITTEE

Pursuant to the provisions of section 224 of the Business Corporations Act (British Columbia), the Company is required to have an audit committee, which, at the present time, is comprised of Messrs. Dominique Merz (independent and financially literate), Stephen Holmes (independent and financially literate) and Brian Richards (financially literate).

The Company must also comply with the provisions of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), which requires the Company to have a written charter that sets out the duties and responsibilities of its audit committee and to make certain disclosures relating to its audit committee in its Circular. As the Company is a “venture” issuer, it is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

Audit Committee Charter

The following is a summary of the Company’s audit committee charter:

The audit committee (the “Committee”) has been appointed by the Board of Directors (the “Board”) to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal financial controls and audit functions and the performance of the independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

The Committee shall consist of at least three members of the Board, the majority of whom shall be “independent” as defined by MI 52-110. All Committee members shall be financially literate, as defined by MI 52 -110, or if recently appointed, become financially literate within a reasonable period of time.

The Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee. The external auditors shall receive notice of and have the right to attend all meetings of the Committee. Management representatives may be invited to attend all meetings except private sessions with the external auditors.

The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

In connection with the external auditors, the Committee shall, among other things (1) recommend to the Board a firm of external auditors to be engaged by the Company, and verify the independence of such external auditors, (2) oversee the work of the external auditors, (3) review and pre-approve the fee, scope and timing of audits and reviews, (4) pre-approve any non-audit engagements between the external auditors and the Company, and (5) discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles.

With respect to the Company’s public disclosure obligations, the Committee shall (1) review the Company's quarterly financial statements, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto, (2) review and approve the financial sections of public reports of a financial nature requiring approval by the Board, and (3) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information.

In connection with the internal controls of the Company, the Committee shall, among other things (1) review the appropriateness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to accounting, information systems and financial controls, management reporting and risk management, (2) review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate, (3) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company, and (4) review the Company's financial and auditing procedures and the extent to which recommendations made by the external auditors or any internal audit staff have been implemented.

Audit Committee Oversight

At no time since the commencement of the Company's most recent completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as follows: Requests for services are normally made by the Company’s Chief Financial Officer to the Chairman of the audit committee. If approved by the Chairman of the audit committee, the request and approval are forwarded to the external auditors. No matter the source of the request, the external auditors will confirm approval with the Chairman of the audit committee prior to initiating any non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2004	$49,000	$47,000	$Nil	$Nil
2003	$56,055	$Nil	$Nil	$Nil
(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

SPECIAL BUSINESS

Transition under new Business Corporations Act (British Columbia)

The new Business Corporations Act (British Columbia) (the “New Act”) came into force in British Columbia on March 29, 2004. The New Act replaces the Company Act (British Columbia) (the "Former Act"), which is the statute that previously governed the Company. The New Act will impact all companies incorporated in British Columbia by modernizing and streamlining company law in British Columbia.

Under the New Act, the Company has two years within which to transition (the “Transition”) itself under the new statute. The board of directors of the Company (the “Board”) approved the Transition of the Company under the New Act on April 27, 2005. The Company filed a transition application with the British Columbia Registrar of Companies and completed the Transition on April 27, 2005.

One of the most important corporate changes resulting from the New Act is that the Memorandum of the Company has been replaced by a "Notice of Articles". The Notice of Articles must set out, amongst other things, the authorized share capital and the names and addresses of the directors of the Company.

Concurrent with the completion of the Transition, the Company was required in accordance with the New Act to incorporate certain provisions known as the “Pre-Existing Company Provisions” (the “PECPs”) into its Notice of Articles. The PECPs provide the Company with certain default provisions in case certain provisions which are required to be included in the Articles under the New Act are not included in the Company’s Articles. In order to address this issue, the Company intends to delete and replace its Articles in their entirety as set out under “Adoption of New Articles” below. The new Articles will, among other things, incorporate and amend certain of the information required by the PECPs. As a result, the Company wishes to remove the application of the PECPs to the Company as set out under “Removal of Pre-Existing Company Provisions” below.

Under the Former Act, the Company had to specify the maximum number of shares available in each class – called the "authorized share capital". Under the New Act, the Company can have an unlimited authorized share capital, meaning an unlimited number of shares of each class. In conjunction with the other amendments to its Notice of Articles, the Company wishes to adopt an unlimited authorized share capital as set out under “Increase in Authorized Share Capital” below.

Adoption of New Articles

The Board has determined that it is in the best interests of the Company to adopt new articles (the "New Articles") to replace its existing Articles (the "Existing Articles"). The language used in the Existing Articles of the Company is no longer appropriate in many instances and there are a number of references to provisions in the Former Act which Former Act no longer exists. The New Articles also incorporate many key provisions of the New Act that should reinforce the importance of certain sections of the New Act including disclosing conflicts of interest, indemnification, fiduciary duties and other obligations that are imposed on the Board.

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the New Act. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person in accordance with the provisions of the New Act. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors’ Authority to Set Auditor’s Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor’s remuneration. As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution. This threshold is consistent with the threshold in most other Canadian corporate law statutes such as the Canada Business Corporations Act.

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the New Act. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the requirements of the TSX Venture Exchange on share issuances and discounts and commissions, which requirements are generally far more stringent than the Former Act provisions.

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of the Company. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish an advance notice of a general meeting of shareholders at which directors are to be elected in the manner required under the Former Act. Under the New Act, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the New Act.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New Act, the Company will be prohibited from paying an indemnity if:

(a)               the party did not act honestly and in good faith with a view to the best interests of the Company;

(b)               the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c)               the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Authorized Share Capital

Under the Former Act, the Company was required to set a maximum number for its authorized share capital and such number was required to be contained in the Company’s memorandum. Under the New Act there are no maximum number restrictions and, due to the elimination of the memorandum under the New Act, such authorized share capital must be contained in a company’s Notice of Articles. In order to provide the Company with greater flexibility to proceed with equity financings, management has determined that it will alter its authorized share capital from 100,000,000 common shares to an unlimited number of common shares and that such altered authorized share capital will be reflected in its New Notice of Articles.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the Company’s New Articles reflect this provision.

Location of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within British Columbia, unless the Registrar of Companies (the “Registrar”) approved a location outside British Columbia. The New Act allows for annual general meetings to be held outside British Columbia without the need to obtain the Registrar’s approval, if the articles of a company so provide. The Company’s New Articles reflect this provision.

Alterations to Constating Documents

In accordance with the New Act, the New Articles update the type of alterations that can be made to the Company's constating documents, and disclose the type of resolution that is required to make such amendments.

Shareholder Approval of New Articles

The shareholders of the Company will be requested at the Meeting to approve the adoption of new Articles by passing the special resolution set out on Schedule “A”, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting. The adoption of new Articles is subject to the approval of the Registrar of Companies.

A copy of the proposed New Articles will be available at the Meeting and may be obtained upon request to the Company’s Secretary at 8081 Lougheed Highway, Burnaby, British Columbia, V5A 1W9; Telephone (604) 681-4101; Facsimile (604) 412-9830; Email: bricher@responsebio.com.

Removal of the Pre-Existing Company Provisions

According to the New Act, the Company is subject to the PECPs as set out in Part 17 of the regulations to the New Act until the Company's shareholders approve the removal of the PECPs from the Company’s Notice of Articles. In order to take advantage of the provisions of the New Act, management of the Company recommends that the shareholders vote in favour of the resolution removing the application of the PECPs to the Company. For a summary of the provisions of the PECPs, see Schedule "B" attached to this Circular.

Shareholder Approval of Removal of the Pre-Existing Company Provisions

The shareholders of the Company will be requested at the Meeting to approve the amendment of the Company’s Notice of Articles to remove the application of the PECPs by passing the special resolution set out on Schedule “A”, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting.

Increase in Authorized Share Capital

Under the Former Act, the Company was required to set a maximum number for its authorized share capital. There are no maximum number restrictions for authorized share capital, now called “authorized share structure” under the New Act.

In order to provide the Company with maximum flexibility to carry out financings and future transactions, management of the Company recommends that the shareholders vote in favour of the resolution increasing the

Company's authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Shareholder Approval of Increase in Authorized Share Capital

The shareholders of the Company will be requested at the Meeting to approve the increase in authorized share structure by passing the special resolution set out on Schedule “A”, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting.

Director Discretion

The directors of the Company reserve the right to abandon the transactions contemplated in the "Adoption of New Articles, Removal of Pre-Existing Company Provisions and Increase in Authorized Share Capital" resolution should they deem it appropriate and in the best interest of the Company to do so.

Approval of New Stock Option Plan

The Company has a stock option plan that was approved by the shareholders of the Company on June 19, 1996 (the "1996 Plan"). The 1996 Plan was adopted for a term of 10 years, so the Company is not able to grant new stock options under the 1996 Plan subsequent to April 18, 2006. In addition, the Company desires to make certain changes to its stock option plan to (i) effectively increase the number of shares available for the granting of stock options, and (ii) add provisions allowing for grants to be made to United States residents on a tax beneficial basis, among other things.

As a result, subject to regulatory approval, on May 3, 2005, the Board approved the adoption of a new stock option plan (the “2005 Plan”). The 2005 Plan complies with the changes in the policies of the TSX Venture Exchange (TSX-V”) and makes certain other changes to the administration of the 1996 Plan.

Under the 1996 Plan, the Company is able to grant Options to purchase up to 11,500,000 common shares. Since the 1996 Plan was established, a net total (Options granted less those cancelled, forfeited or expired) of 10,826,287 Options have been granted, of which 2,634,537 have been exercised as at May 3, 2005. As a result, Options to purchase an aggregate of 8,191,750 common shares remain outstanding and unexercised under the 1996 Plan and 673,713 common shares are available for future grants without giving effect to the 2005 Plan.

The 2005 Plan maintains the maximum number of common shares reserved for issuance pursuant to the grant of stock options (“Options”) at 11,500,000 common shares (representing approximately 17% of the current issued and outstanding shares on a non-diluted basis) including the 8,191,750 common shares reserved for issuance pursuant to Options outstanding and unexercised as at May 3, 2005. The 2005 Plan effectively “recaptures” the 2,634,537 Options that have been exercised under the 1996 Plan and, as a result, 3,308,250 common shares are available for future grants as at May 3, 2005 under the 2005 Plan.

A description of the material terms of the 2005 Plan is provided below. Management recommends that the shareholders approve the 2005 Plan in the form adopted by the Board of Directors.

Description of New Stock Option Plan

The 2005 Plan will govern the granting of Options to directors, officers, employees and eligible consultants of the Company and its subsidiaries. The 2005 Plan benefits shareholders by enabling the Company to attract and retain personnel of the highest calibre by offering to them an opportunity to share in any increase in value of the shares of the Company resulting from their efforts. The purpose of the 2005 Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company. Under the 2005 Plan, a total of up to 11,500,000 common shares of the Company will be reserved for the granting of Options (the "Option Shares"), which is approximately 17% of the Company's issued and outstanding share capital as of May 3, 2005. This number of Option Shares includes the 8,191,750 currently outstanding Options, which will remain outstanding under the 1996 Plan until their exercise, expiry or cancellation, and provides flexibility for the issuance of further Options under the 2005 Plan.

Directors, officers, employees and eligible consultants of the Company will be eligible for a grant of Options. No single person may be granted Options to purchase more than 5% of the Company's issued and outstanding common shares in any 12-month period. All Options will be non-assignable and non-transferable.

Options under the 2005 Plan will be granted for a term not to exceed five years from the date of their grant, provided that if the Company becomes a "Tier 1" company listed on the TSX-V, the term of the option will be not more than 10 years. All Options granted under the 2005 Plan must have a per-share exercise price not less than the market price of the Company's common shares on the date an Option is granted, where "market price" is determined as the closing trading price per common share on the trading day immediately preceding the date of the grant, and may be less than this price if it is within the discounts allowed under TSX-V policies. Options granted under the 2005 Plan will also be subject to a vesting schedule determined at the discretion of the Board.

Upon an option holder ceasing to hold his or her position with the Company, other than by reason of termination for cause, resignation, death or disability, the Options will terminate within 90 days, or 30 days if the option holder is engaged in investor relation activities on behalf of the Company. If the option holder resigns from the Company or is terminated for cause, the Options will terminate immediately upon such resignation or termination. Options will be exercisable by an option holder's legal heirs, personal representatives or guardians for up to six months following the death or termination of an option holder due to disability, or up to six months following the death of an option holder if the option holder dies within six months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule until their termination.

In the event of a proposed merger, arrangement or reorganization of the Company where the Company is not the surviving entity, a proposed acquisition of all or substantially all of the shares of the Company, a proposed sale or other disposition of all or substantially all of the assets of the Company, or certain other corporate events, the Company may cause all of the outstanding Options to terminate or to be exchanged for stock options of another corporation, provided that 30 days’ notice is provided to the option holders. In such event, all Options then outstanding shall become immediately exercisable for 30 days after notice thereof, notwithstanding the original vesting schedule.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Company shall make adjustments to the 2005 Plan and to the Options then outstanding under it as the Company determines to be appropriate and equitable under the circumstances, unless the Company determines that it is not practical or feasible to do so, in which event the options granted under the 2005 Plan will terminate as set forth above.

The 2005 Plan provides for the grant of incentive stock options (“ISOs”) to employees of the Company who are citizens or residents of the United States within the meaning of the U.S. Internal Revenue Code of 1986, as amended. The exercise price per share of ISOs must be at least the fair market value of the Company’s common shares on the date of grant. The exercise price per share of any ISO granted to a person who at the time of grant owns more than 10% of the total outstanding common shares of the Company, must be at least 110% of the fair market value of the Company’s common shares on the date of grant. Any Options granted to residents of the State of California must become vested and exercisable at a rate of at least 20% of the number of shares underlying the Option per year, with the first 20% becoming vested not later than one year after the date of grant. In addition, upon an option holder who is a resident of California ceasing to hold his or her position with the Company, other than by reason of termination for cause, resignation, death or disability, the Options will terminate within 30 days.

Shareholder Approval of New Stock Option Plan

The shareholders of the Company will be requested at the Meeting to approve the 2005 Plan by passing the ordinary resolution set out on Schedule “A”, which, according to the policies of the TSX-V, requires an affirmative vote of a majority of the votes cast by shareholders at the Meeting, other than insiders of the Company and their associates to whom Options may be granted under the 2005 Plan.

A copy of the 2005 Plan will be available at the Meeting and can be obtained upon request to the Company’s Secretary at 8081 Lougheed Highway, Burnaby, British Columbia, V5A 1W9; Telephone (604) 681-4101; Facsimile (604) 412-9830; Email: brichards@responsebio.com.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recent fiscal year.

Shareholders may obtain a copy of the Company's financial statements and management's discussion and analysis upon request to the Company’s Secretary at 8081 Lougheed Highway, Burnaby, British Columbia, V5A 1W9; Telephone (604) 681-4101; Facsimile (604) 412-9830; Email: bricher@responsebio.com.

OTHER BUSINESS

The management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting and this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the Proxy to vote with regard to those matters in accordance with their best judgement.

DATED at Vancouver, British Columbia, the 3rd day of May 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Brian G. Richards Director

SCHEDULE “A”

RESOLUTIONS

Ordinary Resolution Setting Number of Directors:

“IT IS HEREBY RESOLVED, AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT, THAT the number of directors be set at six”

Special Resolution Adopting New Articles, Removing Pre-Existing Company Provisions and Increasing Authorized Share Capital:

"IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.
the existing Articles of the Company be cancelled and that the new form of Articles approved by the Directors of the Company, be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company;

2.
pursuant to s. 442.1 of the Business Corporations Act (British Columbia) (the "Act"), the Pre-Existing Company Provisions set forth in Part 17 of the Regulations to the Act be removed and no longer apply to the Company and that the Notice of Articles be altered accordingly;

3.
the authorized share structure be increased from 100,000,000 common shares without par value to an unlimited number of common shares without par value and that the Notice of Articles be altered accordingly;

4.
the Pre-Existing Company Provisions will apply to the Company and the increase in the authorized share structure of the Company will not take effect until a Notice of Alteration to the Notice of Articles has been filed with the Registrar of Companies to reflect the alteration as contemplated by these resolutions;

5.
the Company be authorized, without further approval of the shareholders, to abandon or terminate all or any part of the adoption of Articles, the removal of the Pre-Existing Company Provisions or the increase in authorized share structure if the Board of the Company deems it appropriate and in the best interests of the Company to do so;

6.
the Directors of the Company be authorized to file or to instruct its agents to file a Notice of Alteration to a Notice of Articles reflecting the changes in paragraphs 2 and 3 above effective as of the time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies;

7.	Axium Law Group be appointed as the Company's agent to electronically file the Notice of Alteration to a Notice of Articles with the Registrar of Companies; and

8.
any one or more of the directors and officers of the Company, signing alone, be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution."

Ordinary Resolution Approving New Stock Option Plan:

“IT IS HEREBY RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	the 2005 Stock Option Plan (the “2005 Plan”), in the form presented to this Meeting, be approved;

2.
the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the 2005 Plan entitling the option holders to purchase up to a maximum of 11,500,000 common shares in the capital of the Company, including the 8,191,750 common shares subject to stock options under the Company’s 1996 Stock Option Plan;

3.
the Board of Directors or any committee created by the Board of Directors pursuant to the 2005 Plan be authorized to make such amendments to the 2005 Plan from time to time, as may be required by the applicable regulatory authorities, or may, in its discretion, be considered appropriate by the Board or committee, in its sole discretion, provided always that such amendments be subject to the approval of all applicable regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the 2005 Plan, the approval of the shareholders;

4.
the Company be authorized to abandon or terminate all or any part of the adoption of the 2005 Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

5.
any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, as may be required to give effect to the true intent of this resolution.”

SCHEDULE "B"

PRE-EXISTING COMPANY PROVISIONS

The following is a summary of the Pre-Existing Company Provisions set out in Part 17 of the Regulations to the New Act that are applicable to the Company:

Voting Thresholds

The majority of votes required to pass a special resolution at a general meeting, by all shareholders or any class of shareholders, is three-quarters of the votes cast on the resolution, unless the Memorandum or Articles of the Company specify a different majority required to pass a separate resolution for a particular class or series of shares.

Issue Price for Shares

The issue price of shares without par value must be set by a special resolution, unless the Articles of the Company authorize the directors of the Company to determine the price or consideration for shares without par value issued by the Company.

Shares of Pre-existing Company to be Purchased Rateably

Before the Company purchases any of its shares, it must offer to purchase them rateably from every shareholder holding shares of the class or series of shares to be purchased, unless:

(i)               the purchase is made through a securities exchange or a quotation and trade reporting system;

(ii)              the shares are being purchased from an employee or former employee of the Company or of an affiliate of the Company;

(iii)             in respect of a specific share purchase, a special separate resolution relieving the Company from its obligation to comply with this requirement is passed by the shareholders of the class or series of shares being purchased;

(iv)             there are reasonable grounds for believing that the purchase price of the shares being purchased is not more than the fair market value of those shares;

(v)               the purchase is made under the Court procedures set out in the dissent procedures under the New Act; or

(vi)              the purchase is of fractional shares.

A shareholder may, in writing, waive the right to receive an offer to purchase the shareholder’s shares and that waiver is effective whether given before or after the purchase by the Company of any of its shares.